UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Romeo Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

776153108
(CUSIP Number)

Michael Patterson
c/o Romeo Power, Inc.

4380 Ayers Avenue,

Vernon, CA 90058
(844) 257-8557
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776153108	13D	Page 1 of 5 pages

1	Names of Reporting Persons Michael Patterson
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 14,241,222 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 14,241,222 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,241,222 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person IN

*Represents the percentage ownership based on 126,787,151 shares of common stock of Romeo Power, Inc. outstanding as of December 29, 2020 as reported in the Current Report on Form 8-K filed on January 5, 2021.

(1) Includes 1,612,399 shares of Common Stock of which Mr. Patterson has the right to acquire beneficial ownership within 60 days of December 29, 2020 through the exercise of options.

CUSIP No. 776153108	13D	Page 2 of 5 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Romeo Power, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 4380 Ayers Avenue, Vernon, CA 90058.

Prior to the Business Combination (as defined below), the Issuer was known as RMG Acquisition Corp. (“RMG”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Michael Patterson, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o Romeo Power, Inc., 4380 Ayers Avenue, Vernon, CA 90058. The Reporting Person’s present principal occupation is Chief Sales Officer of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is deemed to beneficially own 14,241,222 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of Romeo Systems, Inc., a Delaware corporation (“Legacy Romeo”), and the options to purchase shares of common stock of Legacy Romeo beneficially owned by the Reporting Person were automatically converted into shares of Common Stock of the Issuer and options to purchase Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

Business Combination

On December 29, 2020 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 5, 2020 (as amended, the “Merger Agreement”), by and among the Issuer, RMG Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Legacy Romeo, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 18, 2020, by and among the Issuer, Merger Sub, and Legacy Romeo. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Romeo, with Legacy Romeo surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). Upon the consummation of the Business Combination, the registrant changed its name from “RMG Acquisition Corp.” to “Romeo Power, Inc.” As a result of the Business Combination, Legacy Romeo became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Romeo becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Romeo was cancelled and extinguished and collectively converted into the right to receive shares of the Common Stock on a one-to-0.121730 basis in accordance with the Merger Agreement and the Legacy Romeo options and warrants became exercisable, subject to the terms of the underlying Legacy Romeo options and warrants, to purchase shares of Common Stock based on the same exchange ratio.

As a result of the Business Combination, the Reporting Person received 12,628,823 shares of Common Stock and options to acquire 6,246,378 shares of Common Stock (1,612,399 of which have vested or will vest within 60 days of the Closing Date).

CUSIP No. 776153108	13D	Page 3 of 5 pages

Amended and Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Company entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with RMG Sponsor, LLC, certain persons holding common stock or warrants of the Issuer, Legacy Romeo directors and officers, and certain Legacy Romeo stockholders, including the Reporting Person, pursuant to which the Reporting Person is entitled to registration rights in respect of the registrable securities under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

In connection with the execution of the Merger Agreement, certain of the Legacy Romeo stockholders entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”), pursuant to which such stockholders, including the Reporting Person, have agreed that, from the Closing Date until the 180th day after the Closing Date, they will not (subject to certain exceptions) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Common Stock (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer received in connection with the transactions contemplated by the Merger Agreement.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 776153108	13D	Page 4 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 14,241,222

•	Percent of Class: 11.1%

•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 14,241,222

o	Shared power to vote: 0

o	Sole power to dispose or direct the disposition of: 14,241,222

o	Shared power to dispose or direct the disposition of: 0

The above share amount includes 12,628,823 shares of Common Stock held of record by the Reporting Person, and 1,612,399 shares of Common Stock of which Mr. Patterson has the right to acquire beneficial ownership within 60 days of December 29, 2020 through the exercise of options. The Reporting Person maintains sole voting and investment power over the shares held of record.

The above percentage is based on 126,787,151 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Patterson will be entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Amended and Restated Registration Rights Agreement, dated as of December 29, 2020, by and among Romeo Power, Inc., RMG Sponsor, LLC, each of the Existing Holders (as defined therein), and each of the New Holders (as defined therein) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on January 5, 2021).

2	Form of Lock-Up Agreement from certain of Romeo’s stockholders, officers, and directors (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by the Issuer on December 4, 2020).

CUSIP No. 776153108	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021

By:	/s/ Michael Patterson
Name: Michael Patterson